SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                          Alfa Laval Special Finance AB
                         (Commission File No. 333-13690)

                (Translation of Registrants' Names Into English)

                                Rudeboksvagen 1,
                                      Lund,
                                     Sweden

                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): -----.

[Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
-----.

[Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.]


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                  Yes    No X
                                     ---   ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Enclosure:  -Interim report January 1-March 31, 2004 of Alfa Laval Special
             Finance AB.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this Current Report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                     Alfa Laval Special Finance AB


Date:  April 27, 2004                By:  ________________
                                          Thomas Thuresson
                                          Chief Financial Officer

                                                        [ALFA LAVAL LOGO]

Alfa Laval Special Finance AB
Interim report January 1 - March 31, 2004

"The first quarter 2004 was strong for Alfa Laval, both in terms of order intake, net sales and operating profit.

Order intake increased 23 percent, excluding exchange rate variations, compared to the first quarter last year. All customer segments developed better and geographically Europe, Asia and North America showed a strong increase.

Net sales during the period increased six percent and operating profit increased approximately 20 percent, which resulted in a operating margin of 12.1 percent, a clear positive development compared to the first quarter 2003."

                                            Sigge Haraldsson, President and CEO,
                                            Alfa Laval Special Finance AB

Summary of the first quarter 2004:

     - Order intake increased to SEK 3,929 (3,378) million, meaning an increase by 22.6 percent excluding exchange rate variations.

     - Net sales were SEK 3,184 (2,995) million, meaning an increase by 12.1 percent excluding exchange rate variations.

     - Adjusted EBITA increased to SEK 386 (321) million, including adverse foreign exchange effects of SEK 68 million.

     -  Adjusted EBITA-margin increased to 12.1 percent (10.7).

     -  Result after financial items increased to SEK 212 (141) million.

     -  Cash flow from operating activities increased to SEK 323 (216) million.

Outlook 2004

Markets recovered during the second half of 2003 within most of the customer segments in which Alfa Laval is active. It is our opinion that the recovery will continue during 2004. Assuming that the recovery will not be affected by unforeseen events in the world, we believe in a strong increase in orders received during 2004.

We assess that the EBITA-margin, excluding currency effects, will be improved.


The interim report has been issued on April 27, 2004 by the Board of Directors.

The interim report has not been subject to review by the company's auditors.

Alfa Laval Special Finance AB          Interim report January 1 - March 31, 2004
                                                                     Page 2 (15)


-----------------------------------------------------------------------------------------------
SEK millions, unless                      Jan 1 -     Jan 1 -
otherwise stated                          Mar 31      Mar 31
                                           2004        2003        2003        2002       2001
-----------------------------------------------------------------------------------------------
Order intake                               3,929      3,378      14,145      14,675     15,894
-----------------------------------------------------------------------------------------------
Net sales                                  3,184      2,995      13,909      14,595     15,830
-----------------------------------------------------------------------------------------------
Adjusted EBITDA 1)                           454        396       1,925       2,091      2,141
-----------------------------------------------------------------------------------------------
Adjusted EBITA 2)                            386        321       1,632       1,760      1,740
-----------------------------------------------------------------------------------------------
Adjusted EBITA2)- margin                   12.1%      10.7%       11.7%       12.1%      11.0%
-----------------------------------------------------------------------------------------------
Result after financial items                 212        141         817         460        373
-----------------------------------------------------------------------------------------------
Return on capital employed3)               23.1%      20.1%       22.2%       20.3%      18.5%
-----------------------------------------------------------------------------------------------
Return on equity capital3)                 15.3%       6.3%       14.6%        4.7%      10.1%
-----------------------------------------------------------------------------------------------
Solidity                                   29.9%      29.9%       30.0%       28.6%      20.6%
-----------------------------------------------------------------------------------------------
Debt ratio, times                           0.52       0.74        0.55        0.79       1.57
-----------------------------------------------------------------------------------------------
Cash flow from operations                    323        216       1,489       2,047      1,976
-----------------------------------------------------------------------------------------------
Investments                                   44         29         259         277        275
-----------------------------------------------------------------------------------------------
No. of employees (units) 4)                9,333      9,186       9,358       9,125      9,259
-----------------------------------------------------------------------------------------------


1) Adjusted EBITDA - "Earnings before interests, taxes, depreciation, amortisation of goodwill and step up values and comparison distortion items."
2) Adjusted EBITA - "Earnings before interests, taxes, amortisation of goodwill and step up values and comparison distortion items.
3) Calculated on a 12 months' revolving basis. The new issue of shares in June 2002 has changed the basis for the calculation of return on equity capital, which has affected the comparison figure.
4)     Number of employees at the end of the period.


---------------------------------- -------------------------------- ------------------------------------------
Alfa Laval Special Finance AB      Visiting address:                For more information, please contact:
PO Box 73                          Rudeboksvagen 1                  Mikael Sjoblom, Investor Relations Manager
SE-221 00 Lund                     Phone: + 46 46 36 65 00          Phone: +46 46 36 74 82,
Sweden                             Website: www.alfalaval.com       Mobile: +46 709 78 74 82,
Corporate registration number:                                      E-mail: mikael.sjoblom@alfalaval.com
556587-8062


Alfa Laval Special Finance AB          Interim report January 1 - March 31, 2004
                                                                     Page 3 (15)



Management's discussion and analysis




Orders received

Orders received amounted to SEK 3,929.0 (3,377.7) million for the first quarter. Excluding exchange rate variations, the order intake for the Group was 22.6 percent higher than the first quarter last year.

Orders received from the after market "Parts & Service" has continued to develop positively and increased by 5.2 percent compared to the corresponding period last year excluding exchange rate variations. Its relative share of the group's total orders received decreased to 24.1 (28.2) percent due to the large increase in capital sales.

Order backlog

The order backlog at March 31, 2004 was 4,840.1 (4,284.3) million. Excluding exchange rate variations, the order backlog was 19.8 percent higher than the order backlog at March 31, 2003 and 31.4 percent higher than the order backlog at the end of 2003. The latter is due to the fact that the Group normally has considerably higher invoicing during the last months of the year.

Net sales

Net sales amounted to SEK 3,183.9 (2,994.7) million for the first quarter of this year. Excluding exchange rate variations, the invoicing was 12.1 percent higher than the first quarter last year.

Alfa Laval Special Finance AB          Interim report January 1 - March 31, 2004
                                                                     Page 4 (15)



Comments on the Income Statement

As a basis for comments on the various main items of the income statement, please find below a comparison between January - March for 2004 and 2003 and January - December for 2003 and 2002:

Income statement analysis


                                         Jan 1 -        Jan 1 -       Jan 1 -        Jan 1 -
                                          Mar 31        Mar 31         Dec 31         Dec 31
SEK millions                                2004          2003           2003          2002
-----------------------------------------------------------------------------------------------
Net sales                                  3,183.9        2,994.7      13,909.3       14,594.9

Adjusted gross profit                      1,243.2        1,197.4       5,235.8        5,651.7
- in % of net sales                           39.0           40.0          37.6           38.7

Expenses                                    -789.0         -801.4      -3,310.6       -3,560.7
- in % of net sales                           24.8           26.8          23.8           24.4

Adjusted EBITDA                              454.2          396.0       1,925.2        2,091.0
- in % of net sales                           14.3           13.2          13.8           14.3

Depreciation                                 -68.5          -74.7        -293.1         -331.3

Adjusted EBITA                               385.7          321.3       1,632.1        1,759.7
- in % of net sales                           12.1           10.7          11.7           12.1

Amortisation of goodwill *                  -123.8         -123.7        -494.1         -506.7

Comparison distortion items                  -13.5            3.6           5.6          -29.2
                                    -----------------------------------------------------------

EBIT                                         248.4          201.2       1,143.6        1,223.8
-----------------------------------------------------------------------------------------------

* Including amortisation of step-up values

The first three months generated a gross profit of SEK 1,168.5 (1,120.3) million. Excluding the amortisation of SEK 74.7 (77.1) million on step up values, the adjusted gross profit is SEK 1,243.2 (1,197.4) million. This corresponds to 39.0 (40.0) percent of net sales.

Sales and administration expenses amounted to SEK 720.7 (762.9) million. Excluding exchange rate variations and the acquisition of bioKinetics, sales and administration expenses were 4.1 percent lower than the corresponding period last year.

The costs for research and development have amounted to SEK 92.4 (95.7) million, corresponding to 2.9 (3.2) percent of net sales.

Adjusted EBITDA amounted to SEK 454.2 (396.0) million for the first quarter. The adjusted EBITA amounted to SEK 385.7 (321.3) million. The adjusted EBITA margin thereby increased to 12.1 (10.7) percent.

The result has been affected by comparison distortion items of SEK -13.5 (3.6) million.

Alfa Laval Special Finance AB          Interim report January 1 - March 31, 2004
                                                                     Page 5 (15)



The divestment of the Tri-Lad operations in Canada has generated a loss of SEK -15.0 million and the sale of a minor property in Brazil has resulted in a realised gain of SEK 1.5 million. On February 26, 2003 the property in Newmarket, Canada was sold for SEK 20.0 million, with a realised gain of SEK 3.6 million.

Divisional reporting

Equipment division

The Equipment division consists of six customer segments: Comfort & Refrigeration, Fluids & Utility Equipment, Marine & Diesel, OEM (Original Equipment Manufacturers), Sanitary Equipment and the aftermarket segment Parts & Service.

                               Jan 1-        Jan 1-        Jan 1-        Jan 1-
                               Mar 31        Mar 31        Dec 31        Dec 31
SEK millions                    2004          2003          2003          2002
--------------------------------------------------------------------------------
Orders received                2,093.8       1,964.9       8,069.9       8,092.6
Order backlog *                1,764.3       1,572.4       1,598.9       1,564.5
Net sales                      1,863.8       1,829.5       7,841.8       8,129.6
Operating income                 250.7         229.4       1,010.9       1,098.8
--------------------------------------------------------------------------------

* At the end of the period.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received increased by 11.8 percent and net sales increased by 7.0 percent during the first quarter 2004 compared to the corresponding period last year.

Almost without exception orders received have developed well in all the various applications and channels served by the Equipment division. Parts & Service has continued to grow also in the first quarter of 2004. The growth came out of industrial applications as well as marine.

Operating income (all comments are after adjustment for exchange rate fluctuations)

The increase in operating income during the first quarter 2004 compared to the corresponding period 2003 is mainly due to higher gross margin by SEK 33.7 million, partly offset by a negative translation impact from exchange rates.

Alfa Laval Special Finance AB          Interim report January 1 - March 31, 2004
                                                                     Page 6 (15)



Process Technology division

The Process Technology division consists of five customer segments: Energy & Environment, Food Technology, Life Science, Process Industry and the aftermarket segment Parts & Service.

                               Jan 1-        Jan 1-        Jan 1-        Jan 1-
                               Mar 31        Mar 31        Dec 31        Dec 31
SEK millions                     2004          2003          2003          2002
--------------------------------------------------------------------------------
Orders received                1,805.1       1,395.9       5,990.6       6,488.1
Order backlog *                3,026.9       2,697.0       2,398.0       2,752.6
Net sales                      1,314.0       1,143.5       5,993.6       6,377.1
Operating income                  67.1          15.1         351.5         537.5
--------------------------------------------------------------------------------

* At the end of the period.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

Orders received increased by 37.0 percent and net sales increased by 21.8 percent during the first quarter 2004 compared to the corresponding period last year. Excluding the acquisition of bioKinetics, the corresponding figures are
33.4 percent and 14.0 percent.

All segments in the Process Technology division have reported an increase in orders received compared to the first quarter 2003.

Operating income (all comments are after adjustment for exchange rate fluctuations)

The increase in operating income during the first quarter 2004 compared to the corresponding period 2003 is foremost due to higher gross margin by SEK 71.8 million, partly offset by a negative translation impact from exchange rates.

Operations division and Other

Operations are responsible for procurement, production and logistics. Other is referring to corporate overhead and non-core businesses.

                                Jan 1-        Jan 1-        Jan 1-        Jan 1-
                                Mar 31        Mar 31        Dec 31        Dec 31
SEK millions                      2004          2003          2003          2002
--------------------------------------------------------------------------------
Orders received                   30.1          16.9          84.8          94.1
Order backlog *                   48.9          14.9          24.2          23.0
Net sales                          6.1          21.7          73.9          88.2
Operating income                 -55.9         -46.9        -224.4        -383.3
--------------------------------------------------------------------------------

* At the end of the period.

Alfa Laval Special Finance AB          Interim report January 1 - March 31, 2004
                                                                     Page 7 (15)




Reporting by geographical markets

The Group's secondary segments are geographical markets. All comments are after considering exchange rate variations.

Orders received

Orders received increased substantially in North America, Asia, Europe and Africa and increased in Oceania, whereas orders received decreased slightly in Latin America during the first quarter 2004 compared to the corresponding period last year.

Net sales

The invoicing increased substantially in Central and Eastern Europe, Asia, North America and Oceania and increased in Western Europe, the Nordic countries and Latin America, whereas the invoicing decreased in Africa during the first quarter 2004 compared to the corresponding period last year.


Presentation of geographical markets
----------------------------------------------------------------------------------------------------------------------
Net sales
                             Jan 1 -                Jan 1 -                Jan 1 -                 Jan 1 -
                              Mar 31                Mar 31                  Dec 31                  Dec 31
                               2004                  2003                    2003                    2002
                               SEK                    SEK                    SEK                     SEK
Consolidated               in millions      %     in millions     %      in millions      %      in millions      %
----------------------------------------------------------------------------------------------------------------------
Customers in
  Sweden                         220.2     6.9%        198.8      6.6%         893.2      6.4%         835.1     5.7%
  Other EU                     1,098.5    34.5%      1,072.7     35.8%       4,727.2     33.9%       4,953.1    33.9%
  Other Europe                   367.1    11.5%        289.3      9.7%       1,567.8     11.3%       1,497.8    10.3%
  USA                            500.4    15.7%        492.6     16.4%       2,159.0     15.5%       2,638.7    18.1%
  Other North America             57.4     1.8%         82.4      2.8%         315.0      2.3%         423.5     2.9%
  Latin America                  129.0     4.1%        127.2      4.3%         553.6      4.0%         626.7     4.3%
  Africa                          34.4     1.1%         22.0      0.7%         182.7      1.3%          69.6     0.5%
  Asia                           688.4    21.6%        659.8     22.0%       3,252.7     23.4%       3,296.6    22.6%
  Oceania                         88.5     2.8%         49.9      1.7%         258.1      1.9%         253.8     1.7%
                          --------------------------------------------------------------------------------------------
Total                          3,183.9   100.0%      2,994.7    100.0%      13,909.3    100.0%      14,594.9   100.0%
----------------------------------------------------------------------------------------------------------------------


Consolidated financial result and net income

The financial net has amounted to SEK -46.3 (-73.7) million, excluding realised and unrealised exchange rate losses and gains. The main elements of costs were interest on debt to the banking syndicate of SEK -12.5 (-46.1) million, interest on the bond loan of SEK -32.9 (-36.0) million and a net of dividends and other interest income and interest costs of SEK -0.9 (8.4) million. The decrease in interests to the banking syndicate between 2004 and 2003 is mainly due the cancellation of the previous interest rate swaps that were requested by the previous banking syndicate.

The net of realised and unrealised exchange rate differences amounts to SEK 10.3 (13.5) million.

The result after financial items increased to SEK 212.4 (141.1) million.

Income taxes were SEK -87.4 (-54.0) million. The difference between the first quarter of 2004 and 2003 is primarily due to utilisation of loss carry forwards during 2003 and losses in a few individual countries during 2004.

Alfa Laval Special Finance AB          Interim report January 1 - March 31, 2004
                                                                     Page 8 (15)


The parent company's result after financial items was SEK 3.4 (3.8) million, out of which net interests were SEK 3.4 (4.0) million and other administration costs the remaining SEK - (-0.2) million.

Asbestos-related lawsuits in the United States

Alfa Laval's subsidiary in the US, Alfa Laval Inc, was as of March 31, 2004 named as co-defendant in a total of 131 asbestos-related lawsuits with a total of approximately 20,000 plaintiffs. The lawsuits filed in Mississippi account for approximately 99 percent of all plaintiffs.

Alfa Laval strongly believes the claims against the company are without merit and intends to vigorously contest each lawsuit.

After thorough investigations Alfa Laval continues to believe that potential claims in connection with asbestos related lawsuits against Alfa Laval Inc will be covered by insurance policies. Furthermore, primary insurance policies issued in favour of Alfa Laval Inc. provide for coverage of its defence costs.

During the first quarter 2004 Alfa Laval Inc has been named as co-defendant in an additional 16 lawsuits with a total of 453 plaintiffs. During the first quarter 8 lawsuits involving 30 plaintiffs have been resolved. This gives a grand total of 78 lawsuits that have been resolved. Alfa Laval has furthermore been dismissed from the proceedings in respect of approximately 270 plaintiffs in ongoing multiple plaintiffs lawsuits.

Based on current information and Alfa Laval's understanding of these lawsuits, Alfa Laval continues to believe that these lawsuits will not have a material adverse effect on the company's financial condition or results of operation.

Cash flow

Cash flow from operating and investing activities increased to SEK 255.6 (143.2) million during the first quarter, out of which divestments generated cash of SEK
13.7 (26.0) million.

Working capital increased by SEK 49.1 million during the first quarter. The corresponding figure for 2003 was an increase by SEK 95.7 million.

Investments in property, plant and equipment amounted to SEK 43.9 (28.5) million during the first quarter. Depreciations, excluding allocated step up values, amounted to SEK 68.5 (74.7) million during the period.

Cash and bank

The Group's cash and bank amounted to SEK 484.3 (520.0) million. The item cash and bank in the balance sheet and in the cash flow statement is mainly relating to bank deposits. Cash and bank includes a bank deposit in the publicly listed subsidiary Alfa Laval (India) Ltd of about SEK 32.5 (69.3) million. The company is not a wholly owned subsidiary of the Alfa Laval Special Finance Group. It is owned to 64.1 percent.

Alfa Laval Special Finance AB          Interim report January 1 - March 31, 2004
                                                                     Page 9 (15)


Borrowings and net debt

Debt table
-------------------------------------------------------------------------------------------------------------
Consolidated
                                                   March 31        March 31      December 31     December 31
SEK in millions                                        2004            2003            2003            2002
-------------------------------------------------------------------------------------------------------------


Credit institutions                                  2,708.3         3,016.2         2,530.7         3,360.2
Bond loan                                            1,086.5         1,123.2         1,064.8         1,127.6

Capitalised financial leases                            11.1            23.4            13.6            24.7
Interest-bearing pension liabilities                     5.2             6.1             5.2             6.1
                                            -----------------------------------------------------------------

Total debt                                           3,811.1         4,168.9         3,614.3         4,518.7

Cash, bank and current deposits                      1,421.6           847.4         1,213.2         1,020.2
                                            -----------------------------------------------------------------

Net debt                                             2,389.5         3,321.5         2,401.1         3,498.5
-------------------------------------------------------------------------------------------------------------

During the first quarter a voluntary amortisation of SEK - (227.7) million was made on the syndicated loan.

During the first quarter Alfa Laval has re-purchased bonds at the prevailing market rate for a face value of SEK - (11.7) million. The difference between the higher market value and the face value was SEK - (1.9) million, which has been reported as an interest cost. The bond loan accrues interest at 12.125 percent, which is considerably more than the Group's current cost for other external financing.

The loan facility with the banking syndicate consists of two parts. The first part is an amortisation free loan of originally EUR 423.9 million. This has been reduced to EUR 271.3 million through voluntary amortisation of EUR 87.4 million and reduction through exchange rate movements of EUR 65.2 million. The other part is a revolving working capital facility of EUR 150 million, which was unutilised as of March 31, 2004. The maturity of this combined facility is five years and the interest is based on applicable IBOR plus a mark up based on the relation between net debt and EBITDA.

Ownership and legal structure

Alfa Laval Special Finance AB is the parent company of the Alfa Laval Special Finance Group.

Alfa Laval Special Finance AB's parent company Alfa Laval AB (publ) is since May 17, 2002 listed on the Stockholm Stock Exchange. The number of shareholders was 9,168 (5,432) on March 31, 2004. The two largest owners are Industri Kapital and Tetra Laval, where 17.9 (26.9) percent are owned by the partnerships that are controlled by Industri Kapital 2000 Ltd, United Kingdom and 17.7 (17.7) percent are owned by Tetra Laval B.V., the Netherlands. Next to the two largest owners there are eight institutional investors with ownership in the range of 5.3 to
2.0 percent. These ten largest owners own 62.9 (68.0) percent of the shares.

Alfa Laval Special Finance AB          Interim report January 1 - March 31, 2004
                                                                    Page 10 (15)


Acquisitions and disposals

As earlier communicated Alfa Laval has initiated new negotiations with the former owner Kinetics Group Inc. See further developments after March 31, 2004 under events after the balance sheet date below.

On December 5, 2003 an asset purchase agreement was signed between the subsidiary Tri-Lad Inc in Canada and local management of the company whereby all non-financial assets were sold to local management. The closing date was January 30, 2004. Tri-Lad Inc is selling equipment to the oil & gas industry and was a non-core activity within Alfa Laval. It has been up for sale since several years. The divestment of the Tri-Lad operations has generated a loss of SEK -15.0 million.

Accounting principles

The same accounting principles and accounting estimates have been applied in the first quarter interim report 2004 as for the annual report for 2003.

Date for the next financial report

The interim report for the second quarter 2004 will be published on August 16, 2004.

Events after the balance sheet date

Alfa Laval has in a press release on April 7, 2004 communicated its decision to file a lawsuit against the former owner of bioKinetics Inc. Alfa Laval made public in December 2003 that the company had decided to initiate new negotiations with the former owner of bioKinetics Inc. This decision was based on the fact that Alfa Laval suspected irregularities in the accounting of certain customer projects in the acquired US company. The negotiations have not led to any settlement. Alfa Laval has therefore decided to file a lawsuit against the former owner of bioKinetics Inc and certain individuals.

On April 15, 2004 Alfa Laval has signed a new senior credit facility of USD 325 million and EUR 150 million with a banking syndicate. The former facility was transferred to a multi currency revolving credit facility. The new facility provides increased flexibility, improved terms and extended security of funding.

On April 27, 2004 the Alfa Laval Board of Directors has appointed Lars Renstrom new CEO and President of the Alfa Laval Group.

Alfa Laval Special Finance AB          Interim report January 1 - March 31, 2004
                                                                    Page 11 (15)


CONSOLIDATED CASH-FLOW STATEMENTS
                                                                Jan 1 -         Jan 1 -         Jan 1 -         Jan 1 -
                                                                 Mar 31          Mar 31          Dec 31          Dec 31
Amounts in SEK millions                                            2004            2003            2003            2002
-------------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities
Operating income                                                   248.4            201.2        1,143.6         1,223.8
Adjustment for depreciation                                        192.3            198.4          787.2           838.0
Adjustment for other non-cash items                                 11.8             -3.8           22.1            35.0
                                                         ----------------------------------------------------------------
                                                                   452.5            395.8        1,952.9         2,096.8

Taxes paid                                                         -80.6            -84.6         -268.6          -396.2

Cash flow from operations before working capital                   371.9            311.2        1,684.3         1,700.6

Changes in working capital:
      (Increase)/decrease of current receivables                   296.3            247.1          -25.7           340.0
      (Increase)/decrease of inventories                          -245.7           -262.5          -17.2           140.4
      Increase/(decrease) of liabilities                           -99.7            -80.3         -152.9          -134.2
                                                         ----------------------------------------------------------------
                                                                   -49.1            -95.7         -195.8           346.2

                                                         ----------------------------------------------------------------
Cash flow from operating activities                                322.8            215.5        1,488.5         2,046.8
                                                         ================================================================

Cash flow from investing activities
Investments in fixed assets                                        -43.9            -28.5         -258.5          -276.7
Divestment of fixed assets                                           3.6             26.0           40.1           120.7
Additional purchase price                                           -8.2                -              -          -367.5
Acquisition of businesses                                              -            -40.9         -289.5          -135.7
Reduction of purchase price                                            -                -              -            81.6
Divestment of businesses                                            10.1                -              -               -
Provisions                                                         -28.8            -28.9           50.5            29.8
                                                         ----------------------------------------------------------------
Cash flow from investing activities                                -67.2            -72.3         -457.4          -547.8
                                                         ================================================================

Cash flow from financing activities
Financial net, paid                                                -45.8            -21.3         -237.1          -590.1
New issue of shares                                                    -                -              -           819.0
Paid group contribution                                                -                -          -53.4               -
(Increase)/decrease of other financial assets                     -250.3            159.0         -256.9           -84.2
Capitalised financing costs, acquisition loans                         -                -              -           -39.7
Increase/(decrease) of liabilities to credit institutions          -59.7           -346.7         -454.8        -1,548.2
                                                         ----------------------------------------------------------------
Cash flow from financing activities                               -355.8           -209.0       -1,002.2        -1,443.2
                                                         ================================================================

Net increase (decrease) in cash and bank                          -100.2            -65.8           28.9            55.7

Cash and bank at the beginning of the year                         554.6            605.9          605.9           666.4
Translation difference in cash and bank                             29.9            -20.1          -80.2          -116.2

Cash and bank at the end of the period                             484.3            520.0          554.6           605.9
                                                         ----------------------------------------------------------------

Cash flow per share (SEK)                                          -12.2             -8.0            3.5            10.7

Average number of shares*                                      8,191,000        8,191,000      8,191,000       5,229,137


Alfa Laval Special Finance AB          Interim report January 1 - March 31, 2004
                                                                    Page 12 (15)


CONSOLIDATED INCOME STATEMENT

                                               Jan 1 -        Jan 1 -        Jan 1 -       Jan 1 -
                                                Mar 31        Mar 31         Dec 31         Dec 31
Amounts in SEK millions                           2004          2003           2003           2002
-----------------------------------------------------------------------------------------------------
Net sales                                        3,183.9        2,994.7       13,909.3      14,594.9
Cost of goods sold                              -2,015.4       -1,874.4       -8,976.3      -9,262.2
                                          -----------------------------------------------------------
Gross profit                                     1,168.5        1,120.3        4,933.0       5,332.7
-----------------------------------------------------------------------------------------------------
Sales costs                                       -537.7         -537.2       -2,245.8      -2,115.1
Administration costs                              -183.0         -225.7         -865.8      -1,026.8
Research and development costs                     -92.4          -95.7         -368.1        -355.2
Comparison distortion items                        -13.5            3.6            5.6         -29.2
Other operating income                              70.8           55.6          242.4         268.7
Other operating costs                             -115.2          -73.1         -366.4        -663.6
Amortisation of goodwill                           -49.1          -46.6         -191.3        -187.7
                                          -----------------------------------------------------------
Operating income                                   248.4          201.2        1,143.6       1,223.8
-----------------------------------------------------------------------------------------------------
Dividends                                            0.6            5.1            6.9           7.8
Interest income                                     74.4           74.4          267.5         322.7
Interest expense                                  -111.0         -139.6         -601.3        -803.5
Comparison distortion items                            -              -              -        -290.7
                                          -----------------------------------------------------------
Result after financial items                       212.4          141.1          816.7         460.1
-----------------------------------------------------------------------------------------------------
Minority share in subsidiaries' income             -13.7           -9.7          -41.6         -33.7
Taxes                                              -87.4          -54.0         -134.5        -218.2
                                          -----------------------------------------------------------
Net income for the year                            111.3           77.4          640.6         208.2
-----------------------------------------------------------------------------------------------------

Earnings per share (SEK)                           13.59           9.45          78.21         39.83

Average number of shares *                     8,191,000      8,191,000      8,191,000     5,229,137



* The average number of shares has been changed through new issue of shares.

Alfa Laval Special Finance AB          Interim report January 1 - March 31, 2004
                                                                    Page 13 (15)



In order to illustrate the quarterly development, the income statement analysis is shown also for the last ten quarters:


Income statement analysis
                                    2004                   2003                                  2002                    2001
SEK millions                         Q1       Q4       Q3        Q2        Q1       Q4        Q3       Q2        Q1       Q4
--------------------------------------------------------------------------------------------------------------------------------

Net sales                         3,183.9   4,086.3  3,426.3   3,402.0   2,994.7  4,175.1   3,503.7  3,654.2   3,261.9  4,738.6

Adjusted gross profit             1,243.2   1,385.0  1,318.9   1,334.5   1,197.4  1,539.1   1,394.7  1,426.4   1,291.5  1,679.5
- in % of net sales                  39.0      33.9     38.5      39.2      40.0     36.9      39.8     39.0      39.6     35.4

Expenses                           -789.0    -843.5   -817.4    -848.3    -801.4   -920.5    -902.6   -896.7    -840.9 -1,079.8
- in % of net sales                  24.8      20.6     23.9      24.9      26.8     22.1      25.8     24.6      25.8     22.8

Adjusted EBITDA                     454.2     541.5    501.5     486.2     396.0    618.6     492.1    529.7     450.6    599.7
- in % of net sales                  14.3      13.3     14.6      14.3      13.2     14.8      14.0     14.5      13.8     12.6

Depreciation                        -68.5     -75.5    -70.7     -72.2     -74.7    -81.8     -78.6    -83.1     -87.8   -103.3

Adjusted EBITA                      385.7     466.0    430.8     414.0     321.3    536.8     413.5    446.6     362.8    496.4
- in % of net sales                  12.1      11.4     12.6      12.2      10.7     12.8      11.8     12.2      11.1     10.5

Amortisation of goodwill *         -123.8    -124.5   -124.1    -121.8    -123.7   -125.9    -128.7   -125.7    -126.4   -127.9

Comparison distortion items         -13.5       2.0      0.0       0.0       3.6     -0.7      15.9      0.5     -44.9      5.3
                                 -----------------------------------------------------------------------------------------------

EBIT                                248.4     343.5    306.7     292.2     201.2    410.2     300.7    321.4     191.5    373.8
--------------------------------------------------------------------------------------------------------------------------------

* Including amortisation of step-up values

Alfa Laval Special Finance AB          Interim report January 1 - March 31, 2004
                                                                    Page 14 (15)



CONSOLIDATED BALANCE SHEET
                                                          Mar 31          Mar 31         Dec 31         Dec 31
Amounts in SEK millions                                     2004            2003           2003           2002
----------------------------------------------------------------------------------------------------------------

ASSETS

Non-current assets:
   Intangible assets                                       4,249.6         4,585.3        4,200.0       4,703.3

   Property, plant and equipment                           2,763.3         2,997.4        2,756.5       3,082.7

   Financial assets                                          683.5           670.0          666.2         751.9

Current assets
   Inventories                                             2,545.2         2,568.6        2,217.8       2,279.0

   Accounts receivable                                     2,591.6         2,442.1        2,463.3       2,504.0

   Other receivables                                       1,090.2           916.3        1,167.6       1,085.5

   Other current deposits                                    937.3           327.4          658.6         414.3

   Cash and bank                                             484.3           520.0          554.6         605.9

TOTAL ASSETS                                              15,345.0        15,027.1       14,684.6      15,426.6
----------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity                                       4,586.5         4,486.3        4,402.5       4,413.0

Minority interest                                            128.8           115.2          104.2         108.2

Provisions for:
   Pensions and similar commitments                          786.0           711.5          754.8         720.6
   Deferred taxes                                            890.2         1,001.9          817.0         990.3
   Other                                                     903.6           950.7          891.2         989.3
                                                   -------------------------------------------------------------
                                                           2,579.8         2,664.1        2,463.0       2,700.2
Non-current liabilities:
   Liabilities to credit institutions                      2,548.2         2,825.5        2,427.0       3,105.8
   Bond loan                                               1,086.5         1,123.2        1,064.8       1,127.6
                                                   -------------------------------------------------------------
                                                           3,634.7         3,948.7        3,491.8       4,233.4
Current liabilities:
   Liabilities to credit institutions                        160.1           190.7          103.7         254.4

   Accounts payable                                        1,240.6          1089.1        1,199.4       1,173.2

   Advances from customers                                   582.7           621.9          512.1         571.3

   Other liabilities                                       2,431.8        1,911.10        2,407.9       1,972.9

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                15,345.0        15,027.1       14,684.6      15,426.6
----------------------------------------------------------------------------------------------------------------

Alfa Laval Special Finance AB          Interim report January 1 - March 31, 2004
                                                                    Page 15 (15)



CHANGES IN CONSOLIDATED EQUITY
Amounts in SEK millions
------------------------------------------------------------------------------------------------------------------------------

                                                      Jan 1 - Mar 31     Jan 1 - Mar 31     Jan 1 - Dec 31      Jan 1 - Dec 31
                                                             2004               2003               2003                2002
------------------------------------------------------------------------------------------------------------------------------
At the beginning of the period                              4,402.5            4,413.0            4,413.0             3,628.9
New issue of shares                                               -                  -                  -               819.0
Group contribution                                                -                  -             -613.4               -53.4
Translation difference                                         72.7               -4.1              -37.7              -189.7
Net income for the period                                     111.3               77.4              640.6               208.2
                                                ------------------------------------------------------------------------------
At the end of the period                                    4,586.5            4,486.3            4,402.5             4,413.0
------------------------------------------------------------------------------------------------------------------------------

The share capital of SEK 819,100,000 is divided into 8,191,000 shares at par value SEK 100.
